EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th  Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

April 28, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on April 28, 2011.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, April 28, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has received product registration from China’s State Food & Drug Administration (SFDA) to sell the RAMP® 200 Reader in the Chinese market.  O&D Biotech China Co. Ltd., Company’s distributor in China, assisted in the registration application.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation Receives SFDA Registration of RAMP® 200

Vancouver, British Columbia, April 28, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that it has received product registration from China’s State Food & Drug Administration (SFDA) to sell the RAMP® 200 Reader in the Chinese market.  O&D Biotech China Co. Ltd., Company’s distributor in China, assisted in the registration application.

“Today’s announcement speaks to our strong ability to commercialize leading diagnostic products in the Chinese market,” said S. Wayne Kay, Chief Executive Officer. “This is a pivotal step forward in increasing our market penetration in this region and we are excited about the growth potential for RAMP® 200 in China. The market potential for our diagnostic products in China is rapidly expanding and we believe we have the necessary resources and partnerships in place to meet the growing market demand for RAMP® 200 and our cardiac diagnostic tests. Response is in a fantastic position to expand our presence in China. We currently have in place distribution agreements supporting our product representation in China for the next two years.  We are most appreciative of the continued support of our Chinese partners to realize this expected growth.”

It was estimated that China spent $120 billion in 2010 to establish universal healthcare coverage and the country is expected to build 400 new hospitals per year for the next ten years. The market for IVD products in China is estimated to be approximately $2 billion per year and should show growth of 15-20% per year for the next five years.  By 2015, or earlier, China is expected to be the third largest consumer of in vitro diagnostic products.

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Patricia Massitti
Sr. Director, Administration and Corporate Communications,
1781 – 75th  Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 28th day of April 2011.